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Exhibit 12.1

NeighborCare, Inc.
Ratio of Earnings to Fixed Charges

	Successor Company					Predecessor Company
	Quarter Ended December 31,		Fiscal Year Ended September 30,
	2003	2002	2003		2002	2001		2000	1999
Earnings
Income from continuing operations before income taxes and equity earnings	(28,023)	(1,114)	1,908		(6,440)	920,964		(174,490)	(62,476)
Equity in earnings of >50% owned affiliates	108	76	360		179	873		703	(372)

Adjusted pre-tax income from continuing operations	(28,131)	(1,190)	1,548		(6,619)	920,091		(175,193)	(62,104)
Fixed charges	5,654	3,674	14,358		17,186	45,188		61,491	48,906

Earnings from continuing operations before fixed charges	(22,477)	2,484	15,906		10,567	965,279		(113,702)	(13,198)
Fixed charges
Interest expense	5,654	3,674	14,358		17,186	45,188		61,491	48,906

Total fixed charges	5,654	3,674	14,358		17,186	45,188		61,491	48,906

Ratio of earnings to fixed charges	*	*	1.11	x	*	21.36	x	*	*

*  For the three months ended December 31, 2003 and 2002 and the fiscal years ended September 30, 2002, 2000 and 1999, our earnings were insufficient to cover fixed charges by $28.1 million and $1.2 million and $6.6 million, $175.2 million and $62.1 million, respectively.

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Registration Statement.

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  Exhibit 12.1
NeighborCare, Inc. Ratio of Earnings to Fixed Charges